Corporate | 29 April 2024 22:01 EQS-News: MorphoSys AG / Key word(s): Quarterly / Interim Statement MorphoSys AG Reports First Quarter 2024 Financial Results 29.04.2024 / 22:01 CET/CEST The issuer is solely responsible for the content of this announcement. Media Release Planegg/Munich, Germany, April 29, 2024   MorphoSys AG Reports First Quarter 2024 Financial Results Entered into Business Combination Agreement to be acquired by Novartis for € 68.00 per share in cash, representing a total equity value of € 2.7 billion Received all mandatory antitrust approvals for the proposed acquisition by Novartis Shareholder acceptance period for the Novartis offer has commenced and will end on May 13, 2024, at 24:00 hours CEST Sold all tafasitamab rights worldwide to Incyte € 631.9 million in cash and other financial assets as of March 31, 2024   MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports results for the first quarter of 2024. “The proposed acquisition by Novartis is advancing steadily, and we continue to anticipate its closure in the first half of 2024. The acceptance period for the acquisition is currently underway, and both our Management Board and Supervisory Board unanimously recommend that our shareholders accept the offer and tender their shares given the highly attractive and equitable offer price,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “Utilizing its extensive resources, broad scientific MorphoSys AG MorphoSys AG Reports First Quarter 2024 Financial Results

experience and worldwide presence, Novartis will help maximize commercial and expedite development opportunities across our promising oncology programs.” Novartis’ Public Takeover Offer Highlights: On February 5, 2024, MorphoSys announced the intention of Novartis BidCo AG, a wholly owned indirect subsidiary of Novartis AG (hereinafter collectively referred to as “Novartis”), to submit a voluntary public takeover offer for all outstanding MorphoSys no-par value bearer shares at an offer price of € 68.00 per share in cash, representing a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume-weighted average price during the last month and three months, respectively, as of the unaffected January 25, 2024, closing price. On March 13, 2024, MorphoSys confirmed the receipt of antitrust clearance in Germany and Austria. Subsequently, on March 22, 2024, MorphoSys announced the receipt of U.S. antitrust clearance. As a result, all mandatory antitrust approvals for the proposed acquisition have been obtained. On April 11, 2024, Novartis published its offer document. Following the publication of the offer document, the MorphoSys Management Board and Supervisory Board issued a joint reasoned statement, recommending that shareholders accept the offer and tender their MorphoSys shares. The acceptance period for shareholders commenced with the publication of the offer document on April 11, 2024, and will end on May 13, 2024, at 24:00 hours CEST and 18:00 hours EDT (also on May 13, 2024). Medical Conferences Highlights: On April 24, 2024, MorphoSys announced that new efficacy and safety data from the Phase 3 MANIFEST-2 trial of pelabresib, an investigational BET inhibitor, in combination with the JAK inhibitor ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis will be highlighted during an oral presentation on Friday, May 31, at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting. Additionally, new data from the Phase 2 study of tulmimetostat, an investigational next-generation dual inhibitor of EZH2 and EZH1, in patients with advanced solid tumors or hematologic malignancies will be showcased in a poster presentation at ASCO 2024 on Saturday, June 1. Financial Results for the First Quarter of 2024 (IFRS): The financial results presented for the first quarter of 2024 relate to continuing business operations of MorphoSys. Due to the announcement on February 5, 2024, of the sale and transfer of all rights worldwide related to tafasitamab to Incyte Corporation ("Incyte"), the entire tafasitamab business has been classified as discontinued operations. Consequently, the figures reported for the first quarter of 2023 were adapted due to this change in presentation.

Group Revenues: Group revenues from continued operations amounted to € 27.5 million (3M 2023: € 24.3 million). Group revenues mainly included revenues from royalties in the amount of € 27.0 million (3M 2023: € 20.9 million), Additional Group revenues from continued operations are attributable to licenses, milestones, and other sources, amounting to € 0.5 million (3M 2023: € 3.5 million). Cost of Sales: Cost of sales in the first quarter of 2024 amounted to € 2.8 million (3M 2023: € 1.0 million). The year-on-year increase is mainly attributable to higher personnel costs. Research and Development (R&D) Expenses: In the first quarter 2024, R&D expenses were € 85.2 million (Q1 2023: € 65.4 million). The increase consists mainly in personnel expenses resulting from probable effects of both an accelerated vesting of certain share-based compensation programs and the recognition of remuneration-related provisions following the proposed acquisition by Novartis. Selling, General and Administrative (SG&A) Expenses: Selling expenses in the first quarter 2024 were € 18.5 million (Q1 2023: € 3.4 million). The increase in selling expenses is mainly due to the probable effects of accelerated vesting of certain share- based payment programs and the recognition of remuneration-related provisions following the proposed acquisition by Novartis. General and administrative (G&A) expenses amounted to € 185.5 million (Q1 2023: € 10.6 million). The increase in general and administrative expenses is mainly due to the probable effects of accelerated vesting of certain share-based payment programs and the recognition of remuneration- related provisions following the proposed acquisition by Novartis. Expenses resulting from external services mainly increased due to the expected transaction costs in connection with the proposed acquisition by Novartis. Operating Loss: Operating loss amounted to € 264.4 million in the first quarter 2024 (Q1 2023: operating loss of € 56.1 million). Consolidated Net Loss: For the first quarter 2024, consolidated net loss was € 311.0 million (Q1 2023: consolidated net loss of € 32.2 million). Monjuvi/Minjuvi® Update (Discontinued Operations): On February 5, 2024, MorphoSys entered into a purchase agreement with Incyte to sell and transfer all rights worldwide related to tafasitamab to Incyte. Monjuvi (tafasitamab-cxix) U.S. net product sales of US$ 6.4 million (€ 5.9 million) prior to the sale of tafasitamab to Incyte on February 5, 2024. Minjuvi royalty revenue of € 0.6 million for sales outside of the U.S. prior the sale of tafasitamab to Incyte on February 5, 2024.

Since February 5, 2024, all research and development activities in connection with tafasitamab are in the responsibility of Incyte, and hence MorphoSys does no longer recognize research and development expenses from such activities.

Full Year 2024 Financial Guidance:

As a consequence of the sale and transfer of tafasitamab to Incyte on February 5, 2024, MorphoSys' 2024 financial guidance published on January 30, 2024, cannot be maintained and therefore was revoked. For the time being, MorphoSys will no longer make a forecast for the gross margin or revenues from Monjuvi product sales, as no such revenues are expected to be realized this year.

For 2024, MorphoSys expects R&D expenses of € 170 million to € 185 million on a standalone basis. R&D expenses mainly represent our investments in the development of pelabresib and tulmimetostat. Selling, administrative and general expenses are expected to be between € 90 million and € 105 million on a standalone basis. Potential effects from the implementation of the Novartis takeover offer, including any first quarter 2024 related provisions and expenses associated with the change of control, are not included in this forecast. The overall forecast is subject to a number of uncertainties, including inflation and foreign currency effects.

Operational Outlook:

The following activity is planned for 2024:

- Following the anticipated close of the proposed acquisition by Novartis in the first half of 2024, submit a New Drug Application for pelabresib in combination with ruxolitinib in myelofibrosis to the U.S. Food and Drug Administration (FDA) and a Marketing Authorization Application to the European Medicines Agency in the second half of 2024.

MorphoSys Group Key Figures (IFRS, end of the first quarter: March 31, 2024)

in € million		**Q1 2024**		Q1 2023		Δ
Revenues		**27.5**		24.3		13 %
Royalties		**27.0**		20.9		29 %
Licenses, Milestones and Other		**0.5**		3.5		(86) %

Cost of Sales    (2.8)    (1.0)   >100% Gross Profit    24.7    23.3    6 % Total Operating Expenses    (289.1)    (79.4)   >100% Research and Developm ent    (85.2)    (65.4)    30 % Selling    (18.5)    (3.4)   >100% General and Administra tive    (185.5)    (10.6)   >100% Operating Profit / (Loss)    (264.4)    (56.1)   >100% Other Income    0.8    2.1    (62) % Other Expenses    (0.4)    (1.8)    (78) % Finance Income    9.6    50.8    (81) % Finance Expenses    (56.8)    (25.2)   >100% Income from Reversals of Impairmen t Losses / (Impairme nt Losses) on    0.1    0.5    (80) %

Financial Assets Share of Loss of Associates accounted for using the Equity Method    (1.5)    (2.5)    (40) % Income Tax Benefit / (Expenses)    1.6    0.0   n/a Consolidat ed Net Profit / (Loss) from Continued Operation s    (311.0)    (32.2)   >100% Consolidat ed Net Profit / (Loss) from Discontinu ed Operation s    (3.9)    (12.2)    (68) % Earnings per Share, Basic and Diluted (in €) from continued operations    (8.27)    (0.94)   >100%

Conference call Due to the pending acquisition of MorphoSys by Novartis, MorphoSys will not be hosting its quarterly conference call and does not expect to do so in future quarters. Earnings materials are publicly available on the Investor Relations page of our website at www.morphosys.com/en/investors. Please direct any questions to MorphoSys Investor Relations using the contact information provided below. About MorphoSys At MorphoSys, we are driven by our mission: More life for people with cancer. As a global biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn. About Pelabresib Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not been approved by any regulatory authorities. Its safety and efficacy have not been established. The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®. About MANIFEST-2 Cash and other financial assets (end of period)    631.9    680.5  *    (7) % * Value as of December 31, 2023

MANIFEST-2 (NCT04603495) is a global, double-blind, Phase 3 clinical trial that randomized 430 JAK inhibitor-naïve adult patients with myelofibrosis 1:1 to receive pelabresib in combination with ruxolitinib or placebo plus ruxolitinib. The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. The key secondary endpoints of the study are the absolute change in total symptom score (TSS) from baseline at 24 weeks and the proportion of patients achieving a 50% or greater improvement in total symptom score (TSS50) from baseline at 24 weeks. TSS is measured using the myelofibrosis self-assessment form (MFSAF) v4.0, which asks patients to report the severity of seven common symptoms, rating each of them on a scale from 0 (absent) to 10 (worst imaginable). Additional secondary endpoints include progression-free survival, overall survival, duration of the splenic and total symptom score response, hemoglobin response rate and improvement in bone marrow fibrosis, among others. Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor. About Tulmimetostat Tulmimetostat (CPI-0209) is an investigational compound designed to exert anti-tumor activity by inhibiting the function of enhancer of zeste homolog 1 and 2 (EZH1 and EZH2) proteins to reactivate tumor suppressor genes or silencing the oncogenic pathways. Tulmimetostat is being tested as a once-daily oral treatment in a Phase 1/2 trial (NCT04104776) in patients with advanced solid tumors or lymphomas, including ARID1A-mutated ovarian clear cell carcinoma and endometrial carcinoma, diffuse large B-cell lymphoma, peripheral T-cell lymphoma, BAP1-mutated mesothelioma and castration-resistant prostate cancer. The primary objectives of the trial include determining the maximum tolerated dose and/or recommended Phase 2 dose and evaluating antitumor activity of tulmimetostat monotherapy. The safety and efficacy of tulmimetostat have not been established. About Tafasitamab Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody- Dependent Cellular Phagocytosis (ADCP). In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). Please see the U.S. full Prescribing Information for Monjuvi for important safety information. In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials. Its safety and efficacy for these investigational uses have not been established in pivotal trials. Monjuvi® and Minjuvi® are registered trademarks of Incyte. Tafasitamab is marketed under the brand name Monjuvi® in the U.S., and Minjuvi® in Europe and Canada. XmAb® is a registered trademark of Xencor, Inc. Additional Information and Where to Find It This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys AG (the “Company”). Following approval by the German Federal Financial Supervisory Authority (the “BaFin”), Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”) has published an offer document containing the final terms and further provisions regarding the offer to purchase all outstanding Company no-par value bearer shares, including all no-par value bearer shares represented by American Depositary Shares, at an offer price of € 68.00 per share in cash (the “Takeover Offer”). The Bidder and Novartis AG have also filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing the offer document, the means to tender and other related documents (together, the “Takeover Offer Documents”). The Takeover Offer is being made solely pursuant to the Takeover Offer Documents, which contain the full terms and conditions of the Takeover Offer. The Company’s management board and supervisory board have issued a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (together with the joint reasoned statement, the “Recommendation Statements”). THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TAKEOVER OFFER DOCUMENTS AND THE RECOMMENDATION STATEMENTS, AS WELL AS OTHER DOCUMENTS FILED

WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TAKEOVER OFFER. The Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Bidder or the Company. Free copies of these materials and certain other offering documents are available on the Company’s website in English at morphosys.com/en/investors/Novartis-TakeoverOffer and in German at morphosys.com/de/investoren/Novartis-TakeoverOffer, by mail to MorphoSys AG, Semmelweisstrasse 7, 82152 Planegg, Germany or by phone at +49 89 8992 7179. In addition to the Takeover Offer Documents and the Recommendation Statements, the Company files other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov and are also available free of charge under the “SEC Filings” section of the Company’s website at www.morphosys.com/en/investors. In order to reconcile certain areas where German law and U.S. law conflict, Novartis AG and the Bidder obtained no action and exemptive relief from the SEC to conduct the Takeover Offer in the manner described in the Takeover Offer Documents. Acceptance of the Takeover Offer by stockholders residing outside Germany and the United States of America may be subject to further legal requirements. With respect to the acceptance of the Takeover Offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction. Forward Looking Statements This communication contains certain forward-looking statements concerning the Company, the Bidder and the Takeover Offer that involve substantial risks and uncertainties. Forward- looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Takeover Offer; statements about the expected timetable for the consummation of the Takeover Offer; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Novartis AG. The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company's results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to how many of the Company’s stockholders will tender their stock in the Takeover Offer; the possibility that competing offers will be made; the possibility that various conditions for the Takeover Offer may not be satisfied or waived; the effects of the Takeover Offer on relationships with employees, other business partners or governmental entities; that the Bidder and Novartis AG may not realize the potential benefits of the Takeover Offer; transaction costs associated with the Takeover Offer; that the Company’s expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; the Company's reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; and other risks indicated in the risk factors included in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company and the Tender Offer Statement on Schedule TO and related Takeover Offer Documents filed by the Bidder and Novartis AG. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. The Company and the Bidder expressly disclaim any obligation to update any such forward- looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. For more information, please contact:   Media Contacts: Thomas Biegi Senior Vice President, Corporate Affairs Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com Investor Contacts: Dr. Julia Neugebauer Vice President, Global Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

  29.04.2024 CET/CEST Dissemination of a Corporate News, transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Phone: +49 (0)89 899 27-0 Fax: +49 (0)89 899 27-222 E-mail: investors@morphosys.com Internet: www.morphosys.com ISIN: DE0006632003 WKN: 663200 Indices: MDAX, TecDAX Listed: Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf, Hamburg, Hanover, Munich, Stuttgart, Tradegate Exchange; Nasdaq Eamonn Nolan Senior Director, Corporate Communications & Investor Relations Tel: +1 617-548-9271 eamonn.nolan@morphosys.com

EQS News ID: 1892061   End of News EQS News Service